Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Bloomberg Businessweek

Flying Taxi Startup Joby Demonstrates Prototypes Before SPAC

By Lizette Chapman and Brad Stone

2 June 2021

Joby Aviation’s prototype electric aircraft looks less like a fantastical flying car from vintage science fiction than it does a buzzing insect large enough to carry a few human passengers. One morning in May, the empty five-seat airplane rose from a dirt field straight up to about 1,000 feet, its tinted windshield reflecting the midday sun. Then, as one Bloomberg News reporter watched from a chase helicopter and another from the ground, the aircraft’s six propellers tilted forward, and it zoomed ahead at a brisk 90 miles per hour, emitting a mechanical purr about as loud as a rooftop air conditioner. The vehicle, controlled by pilots on the ground, circled over a California military base while a bald eagle followed, regarding it skeptically.

Joby, an 12-year-old startup headquartered in Santa Cruz, is one of dozens of companies racing to realize the promise of an eVTOL—an electric airplane that takes off and lands vertically. The company’s rivals include aerospace giants such as Boeing, Lockheed Martin, and Airbus, as well as startups like the Vermont-based Beta Technologies, which recently won backing from Amazon’s Climate Pledge Fund and Fidelity, and Germany’s Volocopter, which has been testing its two-seat aircraft for the last three years in Singapore.

The cottage industry is aiming to change how people get around every day, promising to transform cities and reduce carbon emissions in the process. In the U.S., Federal Aviation Administration head Steve Dickson recently told a House appropriations subcommittee hearing that he expects such advanced urban aircraft to be approved by 2023, with the first flights taking place the following year. Many analysts expect a massive industry will develop, though they say investors might have to wait patiently for more than a decade to see it flourish. In May, Morgan Stanley predicted the eVTOL market will hit $1 trillion in 2040.

While the race is still in its early stages, Joby can lay claim to leading the pack. It’s been working with the FAA for three years, longer than any of its competitors have, and recently received a checklist to certify it to carry passengers.

The company has also raised more money than its rivals, including $400 million from Toyota Motor Corp., which will help it with manufacturing. It recently took over Uber Technologies Inc.’s flying-car division, through a deal in which the ride-hailing company also invested $75 million and committed to adding Joby’s air taxis to its app.

The company will go public this summer by merging with a SPAC created by LinkedIn Corp. co-founder Reid Hoffman. The transaction will raise an additional $1.6 billion to help finance operations through 2024. That year, Joby plans to begin commercial service for passengers in cities such as Los Angeles, Miami, New York, and San Francisco. That’s assuming it can navigate the inevitable regulatory hurdles and public opposition. Ride-hailing has brought a spate of controversy when its drivers use existing roads; it stands to reason there’ll be a completely new set of objections when companies start releasing fleets of newfangled aircraft into urban skies.

Then there’s the risk of facing so many well-heeled rivals. “I wouldn’t be surprised if a number of the big names don’t make it, while a number of other ones we haven’t heard of yet do,” says Robin Riedel, a McKinsey & Co. partner who leads its aerospace practice.

This month, Joby is announcing a few modest steps forward. It recently reached an agreement with Reef Technology Inc. and Neighborhood Property Group to negotiate long-term leases for takeoff and landing pads atop some of Reef’s 5,000 parking garages and other sites in North America and Europe. It’s also planning to open a pilot training program in the next few years. Joby foresees a future where its vehicles operate autonomously but says there’ll be a significant transition period when pilots will still need to be on board, if only to reassure passengers who grip their armrests tightly even on conventional flights.

JoeBen Bevirt, Joby’s co-founder and chief executive officer, says he sees pilots as “our ambassadors, helping people to get comfortable with this new mode of transportation.” Bevirt, who founded Joby in 2009 after selling two successful technology companies, started dreaming about building flying cars when he was a kid growing up under Santa Cruz’s redwoods, five miles from the nearest school bus stop. He leads engineering; Executive Chairman Paul Sciarra, who also co-founded Pinterest Inc., handles business operations and strategy.

It was Sciarra who reached out to Hoffman and his investing partner, Mark Pincus, the co-founder of Zynga Inc., about the SPAC. There’s mounting skepticism about such deals, which critics see as a way for investors to cash in on unprofitable companies that can’t withstand the scrutiny that comes with a conventional initial public offering. Sciarra says Joby’s deal is more responsible, citing a provision keeping major investors from selling for five years, and until Joby quintuples its market value, to more than $30 billion. “It’s not an exit for anyone,” Sciarra says.

When Joby does begin trading publicly, it will have at least one paying customer. The United States Air Force, which certified Joby vehicles for use late last year before also approving ones from competitors Beta and Lift Aircraft, wants to start testing up to 10 Joby aircraft by next year. The chief benefits to using the aircraft, says Colonel Nathan Diller, the director of the Air Force’s venture capital arm, Afwerx, are financial: Joby estimates its vehicles operate at about a quarter of the cost of conventional helicopters.

Diller says the lack of emissions and robust safety features are selling points, too. Joby’s vehicles have six propellers, and two can fail without compromising flight—a significant improvement over the two-propeller helicopter design that’s been standard for 50 years. The electric aircraft will be used mainly for medical evacuations, disaster relief, and humanitarian crises—but not in battle. They aren’t designed for it, and Sciarra and Bevirt say they oppose building combat vehicles on moral grounds.

Even now, with the Air Force partnership and the company finally bearing down on its goal of electric urban aircraft, Bevirt says he has plans to work on electric aircraft capable of traveling between cities. That project presents significant technical challenges that will require advances in battery density and lightweight materials.

For now, his investors want him to focus on keeping his feet on the ground. Hoffman says Joby’s North Star is to eventually offer rides within cities at about the price of an Uber X. But Uber is still trying to figure that out with earthbound cars. McKinsey’s Riedel wonders if air taxis are destined to be seen as a “toy for the rich.” Part of Joby’s challenge will be figuring out airline-like operations, such as minimizing downtime, filling most every seat, and remaining easy to book via smartphone. In retrospect, making a prototype and showing it off to journalists in the desert was the easy part.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.